Exhibit 99.1

ReneSola Power Announces Fourth Quarter and Full Year 2019

Financial Results

-- Q4 Revenue of $26.5 million Exceeds High End of Guidance

-- 2019 Revenue of $119.1 million, Up 23%

-- Q4 Adjusted EBITDA of $7.5 million

--2019 Adjusted EBITDA of $33.6 million

Stamford, CT, March 13, 2020 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019. ReneSola Power's fourth quarter and full year 2019 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results and to provide an update on the business.

Conference Call Details

ReneSola Power's management will hold a conference call today, March 13, 2020 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time) to discuss financial results. Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 8467105 to join the call.

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 8009-06601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

A replay of the conference call may be accessed by phone at the following numbers until March 21, 2020. To access the replay, please reference the conference ID 8467105.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on the ReneSola Power website at http://ir.renesolapower.com.

About ReneSola Power

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola Power (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola Power is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com